EXHIBIT 99.1

Aleafia Health Secures Outdoor Cultivation Licence, Commences Planting of First Outdoor Crop

13,000 Starter Clones Already on-site at Port Perry Facility
First Crop Underway With Plants now in the Ground
Company’s Licensed Cultivation Area Increases from 22,000 sq. ft. to 314,000 sq. ft.
Facility Expected to Produce up to 60,000 kg Annually Following Full Growing Season

TORONTO, June 10, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) has been granted approval by Health Canada for outdoor cannabis cultivation. On June 7, 2019, the Company’s wholly-owned subsidiary Aleafia Farms Inc., was granted a new Standard Cultivation License (the “Licence”) issued under Health Canada’s Cannabis Regulations at the Company’s Port Perry facility.

“Our promise made last year to cultivate outdoors in 2019 is now a reality,” said Aleafia Health Chairman Julian Fantino. “We will continue to lead the way in low-cost production. This milestone exponentially increases our total cultivation footprint while securing product supply for our medical cannabis patient base.”

In anticipation of receiving Health Canada approval, the Company dedicated growing rooms at its Paris Facility to propagate starter clones with strains particularly well-suited to outdoor cultivation. Approximately 13,000 of these starter clones are now on-site at Port Perry. The Licence allows for cannabis cultivation in Zone 1 of the Company’s Outdoor Grow facility, with 292,000 sq. ft. of immediate, licensed cultivation area. The Company expects to receive a Health Canada licence amendment for the remainder of the total 1.1 million sq. ft. facility in the next month. In anticipation of the amendment, some of the 13,000 starter clones will grow in pots in the licensed Zone 1 area and be moved to, and planted in, the additional area of the facility upon receipt of the Health Canada licence amendment.

The Outdoor Grow operation will be overseen by Aleafia Health’s proven cultivation team with three master growers, which together have led the build-out and operations of seven cannabis cultivation facilities.

“Receiving an outdoor cultivation licence is one thing. Having cannabis plants in the ground within two days of receiving this license is an entirely different matter,” said Aleafia Health CEO Geoffrey Benic. “Our team’s performance continues to validate our executional capabilities while benefiting from the robust supply chain network and talent pool across our three cannabis production facilities. We expect this increase in our cultivation capacity will significantly accelerate our ability to grow, produce and sell high-margin, value added products to cannabis health and wellness consumers in Canada and globally.”

It is intended that the cannabis grown at the Company’s Outdoor Grow facility will be transported to its Paris processing facility, for the production of high-margin, value-added cannabis health and wellness products. The Company’s recreational and medical products are expected to be sold via Aleafia Health’s robust domestic and international distribution platform, including:

  The Company’s national network of Canabo Medical and GrowWise Health clinics and education centres with over 60,000 patients seen to date
  International distribution to burgeoning medical cannabis markets Australia and Germany via existing partnerships
  Provincial supply agreements with four provinces representing two-thirds of the Canadian population

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: http://eepurl.com/gjNKSn

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aleafia Health or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company’s annual information form filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ad4d2599-1821-4b8a-9b70-70c78eb8e121

The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.